UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

BLYTH, INC.

(Name of Subject Company)

BLYTH, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Michael S. Novins

Vice President and General Counsel

Blyth, Inc.

59 Armstrong Road

Plymouth, Massachusetts 02360

(508) 830-3100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Item 4, Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Blyth, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 15, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to purchase all of the Company’s outstanding common stock, par value $0.02 per share (the “Shares”) for $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time. According to the Offer to Purchase, Merger Sub is a direct wholly owned subsidiary of CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”), and Parent is a direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the last chart in the subsection entitled “Certain Blyth Forecasts – Important Information Concerning the Blyth Management Forecasts” as follows:

“(Dollars in Millions)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(13,859)	$5,340	$7,779	$10,121
Net Cash Flow of Business (1)	(19,737)	3,156	9,501	13,029
Adjusted EBITDA (2)	11,504	21,078	24,885	28,938
Houlihan Lokey’s Adjusted EBITDA (3)	10,304	19,878	23,685	27,338”

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the subsection captioned “Certain Litigation” as follows:

“Certain Litigation.

Following the announcement of the Merger, four putative class action complaints captioned Gauthier v. Blyth, Inc., et al., Civil Action No. 11464 (the “Gauthier Complaint”), Kullman v. Blyth, Inc., et al., Civil Action No. 11479 (the “Kullman Complaint”), Stanton v. Blyth, Inc., et al., Civil Action No. 11507-VCG (the “Stanton Complaint”) and Raftery v. Goergen, et al., Civil Action No. 11520 (the “Raftery Complaint”), were filed in the Court of Chancery of the State of Delaware and one putative class action complaint captioned Thamert v. Blyth, Inc., et al, FST-CV15-6026426-S (the “Thamert Complaint”), was filed in the State of Connecticut Superior Court, Judicial District of Stamford.

The complaints name as defendants Blyth, members of the Blyth board of directors, Carlyle Group LP, Parent and Merger Sub. The complaints generally allege that the members of the Blyth board of directors breached their fiduciary duties to Blyth’s stockholders by entering into the Merger Agreement and approving the Merger, and that Carlyle Group L.P., Parent and Merger Sub aided and abetted such breaches of fiduciary duties. The complaints further allege, among other things, (i) that the Merger Consideration undervalues Blyth, (ii) that the Merger Agreement is the product of a flawed process due to violations of fiduciary duties owed to plaintiffs and the Class, and (iii) that certain provisions of the Merger Agreement inappropriately favor Carlyle Group L.P. and preclude or impede third parties from submitting potentially superior proposals.

The complaints seek, among other relief: (i) injunctive relief preliminarily and permanently enjoining the Merger, (ii) rescission of the Merger in the event it is consummated, (iii) rescissory damages and an accounting of all the damages suffered as a result of the alleged wrongdoing, and (iv) reimbursement of fees and costs. The defendants believe that the claims asserted against them in the complaints are without merit.

The foregoing summary is qualified in its entirety by reference to the Gauthier Complaint, the Kullman Complaint, the Stanton Complaint, the Thamert Complaint and the Raftery Complaint, copies of which are filed as Exhibits (a)(5)(B)-(F) to this Schedule 14D-9, respectively.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(E) the Exhibit as follows:

(a)(5)(F)	Complaint filed by Michael Raftery in the Court of Chancery of the State of Delaware, dated September 18, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2015

BLYTH, INC.

By:	/s/ Robert B. Goergen, Jr.
Name:	Robert B. Goergen, Jr.
Title:	Chief Executive Officer and President